EXHIBIT D-6


                                90 FERC P. 61,344

                     Alliant Energy Corporate Services, Inc.
                             Docket No. EC00-29-000

Order Authorizing Disposition of Jurisdictional Facilities

                             (Issued March 31, 2000)

Before Commissioners: James J. Hoecker, Chairman; William L. Massey, Linda Breathitt, and Curt H (acute)ebert, Jr.

On December 6, 1999, Alliant Energy Corporate Services, Inc. (Alliant Energy) filed an application pursuant to Section 203 of the Federal Power Act (FPA) [FN1] for Commission authorization to transfer operational control of certain jurisdictional transmission facilities of the Alliant Energy Operating Companies [FN2] to the Midwest Independent Transmission System Operator, Inc. (Midwest
ISO). [FN3] The facilities include all network facilities above 100 kV and network transformers whose two highest voltages are above 100 kV.

Background

Alliant Energy Corporation is a public utility holding company registered under the Public Utility Holding Company Act of 1935. Alliant Energy Corporation has three direct public utility subsidiaries: Wisconsin Power & Light (WP&L), IES Utilities, Inc. (IES), and Interstate Power Company (IPC). In addition, WP&L has a wholly owned utility subsidiary, South Beloit Water, Gas & Electric Company (South Beloit). Each subsidiary is engaged in the production, transmission, and distribution of electricity for retail, commercial and industrial use in the states of Iowa, Wisconsin, Illinois, and Minnesota. Alliant Energy Corporation formed a subsidiary service company, Alliant Energy Corporate Services, to govern the coordinated operations and joint planning of WP&L, IES, IPC, and South Beloit on a single-system basis pursuant to Alliant Energy Corporation's open access transmission tariff.

The Proposed Transaction

On January 15, 1998, a group of public utilities jointly filed an application pursuant to Section 203 of the FPA to transfer operational control over certain of their jurisdictional transmission facilities to the Midwest ISO. [FN4] Concurrently, the public utilities and others [FN5] filed under Section 205 of the FPA for Commission approval of the Midwest ISO Tariff and the Midwest ISO Agreement. By order dated September 16, 1998, the Commission, among other things, approved the public utilities' Section 203 application subject to certain conditions. [FN6] The September 16 Order noted that public utilities who filed signature pages to the Midwest ISO Agreement subsequent to the filing of the Midwest ISO proposal had not filed corresponding Section 203 applications to transfer control of their facilities to the Midwest ISO. Alliant Energy Operating Companies was among these public utilities. Therefore, Alliant Energy now seeks Commission approval to transfer operational control of certain jurisdictional transmission facilities of the Alliant Energy Operating Companies


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to the Midwest ISO. [FN7] Alliant Energy notes that in the September 16th Order, the Commission found that the establishment of the Midwest ISO was consistent with the public interest and would provide substantial operational and economic benefits to market participants in the Midwest by providing for regional transmission service at non- pancaked rates and increasing reliability and the ability to address transmission constraints on a region-wide basis. Alliant Energy states that transferring operational control of its transmission facilities to the Midwest ISO serves to increase the Midwest ISO's ability to provide these benefits by enlarging the transmission system under the Midwest ISO's control.

Notice of Filing and Interventions

*2 Notice of the application was published in the Federal Register at 64 Fed. Reg. 70,240(1999), with comments due on or before January 7, 2000. Notices of intervention were filed by the Illinois Commerce Commission (Illinois Commission) and the Iowa Utilities Board (Iowa Utilities Board). Timely motions to intervene raising no issues were filed by Southern Minnesota Municipal Power Agency (Southern Minnesota) and Western Area Power Administration (Western). Motions to intervene with comments were filed by Corn Belt Power Cooperative, Inc., (Corn Belt) and Central Iowa Power Cooperative (Central Iowa). Motions to intervene and protests were filed by Madison Gas and Electric Company (Madison), Wisconsin Public Power Inc. (Wisconsin Public Power), Iowa Utilities Board, Wisconsin Transmission Customer Group (Wisconsin Transmission Group), and Dairyland Power Cooperative (Dairyland).
The Iowa Utilities Board alleges that it is not clear that the Midwest ISO will provide adequate independence, will cover a region of sufficient scope and configuration to provide service effectively, or will have operational authority sufficient to provide security coordination functions. The Iowa Utilities Board further argues that the transfer of facilities operated at voltages above 100 kV to the Midwest ISO violates the Commission's seven-factor test for distinguishing between transmission and local distribution facilities.
Wisconsin Public Power, Wisconsin Transmission Group and Dairyland protest the application on the basis that it violates the Midwest ISO agreement. They note Alliant Energy's statement that the control of "virtually" all 100 kV and above facilities is to be transferred to the Midwest ISO and argue that the Midwest ISO agreement requires that the control of "all" such facilities be transferred to the Midwest ISO.
Central Iowa and Corn Belt are power cooperatives concerned that Alliant Energy's request, if granted without any conditions, may result in increased costs and a change in operating rights under their transmission and other arrangements with IES and IPC, and as members of the Mid-Continent Area Power Pool (MAPP). They request a clarification that the transaction will not in anyway subvert or supersede their existing contractual rights. On January 21, 2000, Alliant Energy filed an answer to the protests.

Discussion

Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure, 18 C.F.R. ss. 385.214 (1999), the timely, unopposed notices and motions to intervene of Southern Minnesota, Illinois Commission, Western, Corn Belt,


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Central Iowa, Madison, Wisconsin Public Power, Iowa Utilities Board, Wisconsin
Transmission Group, and Dairyland serve to make them parties to this proceeding. We find good cause to overcome the general prohibition on the filing of answers to protests, 18 C.F.R. ss. 385.213(a)(2) (1999), and allow Alliant Energy's answer in this proceeding because it provides additional information that assists us in the decision-making process.
*3 Standard of Review
Section 203(a) of the FPA provides, in relevant part, as follows: No public utility shall sell, lease, or otherwise dispose of the whole of its facilities subject to the jurisdiction of the Commission, or any part thereof of a value in excess of $50,000, or by any means whatsoever, directly or indirectly, merge or consolidate such facilities or any part thereof with those of any other person, or purchase, acquire, or take any security of any other public utility, without first having secured an order of the Commission authorizing it to do so.
16 U.S.C. ss. 824b(a) (1994).
In 1996, the Commission issued a Merger Policy Statement updating and clarifying its procedures, criteria, and policies applicable to public utility mergers. [FN8] The Merger Policy Statement provides that the Commission will generally take account of three factors in analyzing proposed mergers: (a) the effect on competition; (b) the effect on rates; and (c) the effect on regulation.
A. Analysis of the Application
The Commission has reviewed the application under the criteria discussed in the Commission's Merger Policy Statement. For the reasons discussed below, we find that Alliant Energy's transfer of its proposed jurisdictional facilities is consistent with the public interest. Accordingly, we will approve the transfer without further investigation.
B. Effect on Competition, Rates, and Regulation
While the proposed transfer results in a change of ownership and control of jurisdictional transmission facilities, it does not involve any transfer of generating assets. Therefore, there is no change in the concentration of generation assets. Thus, we conclude that the proposed transfer will have no effect on competition.
With respect to the effect of the proposed transfer on rates, nothing in the application indicates that rates to transmission-dependent customers of Alliant Energy Operating Companies will change as a result of the proposed transaction, nor have they argued that their rates will be adversely affected. In addition, transmission service associated with new requests for transmission service, will be provided by the Midwest ISO. Therefore, we conclude that the proposed transfer will not adversely affect the wholesale electric rates charged by Alliant Energy's Operating Companies.
We are satisfied that the proposed transfer ofassets will not adversely affect Federal or state regulation. Therefore, we conclude that the proposed transfer will not impair regulation.
Alliant Energy argues that the Iowa Utilities Board has misstated Commission policy regarding the seven-factor test for determining what constitutes a local distribution facility subject to state jurisdiction. We agree. In Order No. 888 [FN9] the Commission stated that in the case of unbundled retail wheeling that occurs as a result of a state's retail access program, we will defer to the recommendations made by the state authority as to where to draw the line between local distribution facilities that are subject to the jurisdiction of the state and transmission facilities that are subject to the jurisdiction of the Commission. (Order No. 888 at p. 31,780). The Commission stated that in order for the state regulators' recommendations to be accorded such deference, the


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regulator must first apply a "functional-technical" test that takes into account seven indicators of local distribution. We emphasized that before we would defer to the state's determination, the state must have implemented a state retail access program. [FN10] Alliant Energy states that there is no regulatory requirement of general applicability to unbundle retail electric rates in Iowa. Alliant Energy also correctly notes that the Commission's seven- factor test was not addressed in our Order No. 2000 adopting new rules for the formation of Regional Transmission Organizations (RTOs). [FN11] In any event, the Midwest ISO participants have committed to develop a detailed list of all facilities to be transferred before the Midwest ISO becomes operational and file such list with the appropriate authority(ies). [FN12]
*4 In response to the Iowa Utilities Board's concerns about the Midwest ISO's scope and coordination functions, we feel this is not an appropriate case in which to address the Iowa Utility Board's allegations. This is a Section 203 application for the disposition of jurisdictional facilities. The applicant has specifically requested that we not judge the application under Order No. 2000 or RTO criteria. We see no reason to do so.
Wisconsin Public Power, Wisconsin Transmission Group and Dairyland have challenged Alliant Energy's statement that the control of "virtually" all 100 kV and above facilities is to be transferred to the Midwest ISO. They argue that "all" such facilities should be transferred. We are satisfied with Alliant Energy's explanation in its answer that all 100 kV facilities and above will be transferred to the Midwest ISO, and the use of the word "virtually" was not intended by Alliant Energy to signify that any such facilities were being withheld from Midwest ISO control. In response to Central Iowa's and Corn Belt's request, we note that nothing in Alliant Energy's proposal indicates that the terms and conditions of their contracts would be affected by this transaction.
In addition, if Central Iowa or Corn Belt believe that their existing agreements with IES Utilities and Interstate Power do not properly account for the Alliant Operating Companies' use of the integrated transmission system and for sharing of revenues earned from third party uses, they are free to file a Section 206 complaint to modify their agreements. [FN13] Further, Central Iowa maintains that it owns four 161 kV circuit breakers and one 161/115 kV transformer at the Boone Junction substation, and four 115 kV circuit breakers at the Prairie Creek Generation Station. Central Iowa does not want its facilities transferred to the Midwest ISO. We encourage Central Iowa to work out its differences directly with Alliant Energy. In this order we are only approving the transfer to the Midwest ISO of the facilities that Alliant Energy actually owns.

The Commission orders:

(A) The proposed transaction is authorized upon the terms and conditions and for the purposes set forth in the application.
(B) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates or determinations of cost or any other matter whatsoever now pending or which may come before the Commission.
(C) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted;
(D) The Commission expressly reserves the right, pursuant to Sections 203(b) and 309 of the Federal Power Act, to place further conditions on the transfer for good cause shown.


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(E) The transfer is subject to the same conditions imposed on the other Midwest
ISO public utilities in Docket Nos. ER98-1438-000 and EC98-24-000.
*5 (F) Alliant Energy shall promptly notify the Commission of the date on which the disposition of the jurisdictional facilities is consummated.

FN1 16 U.S.C.ss.824b (1994).

FN2 Alliant Energy is a service company affiliate of Wisconsin Power & Light Company, IES Utilities, Inc. Interstate Power Company, and South Beloit Water Gas & Electric Company, collectively referred to as Alliant Energy Operating Companies.

FN3 Alliant Energy requests that the transfer become effective upon the transfer date defined in the Agreement of Transmission Facilities Owners to Organize the Midwest Independent Transmission System Operator, Inc. (Midwest ISO Agreement).

FN4 The public utilities include: The Cincinnati Gas & Electric Company, Commonwealth Edison Company, Commonwealth Edison Company of Indiana, Illinois Power Company, PSI Energy, Inc., Wisconsin Electric Power Company, Union Electric Company, Central Illinois Public Service Company, Louisville Gas & Electric Company, and Kentucky Utilities Company.

FN5 In addition to the public utilities, Hoosier Energy Rural Electric Cooperative, Inc. (Hoosier) and Wabash Valley Power Association, Inc. (Wabash) are also participants in the Midwest ISO proposal. Hoosier and Wabash, however, did not join the Section 203 application due to their non-jurisdictional status.

FN6 Midwest Independent Transmission System Operator, Inc., et al., 84 FERC P 61,231, order on rehearing, 85 FERC P 61,372 (1998) (September 16 Order).

FN7 With respect to the WP&L transmission facilities, we note that the instant request for disposition of such facilities to the Midwest ISO and the proposed disposition of WP&L's transmission facilities to the Wisconsin Transco in Docket No. EC00-33-000 appear to be mutually exclusive. It is our understanding that WP&L's transmission facilities will be initially transferred to the Wisconsin Transco, who will ultimately transfer certain facilities to the Midwest ISO (or a successor organization). However, we will direct WP&L to clarify its final plan and timing for transfer of WP&L facilities to Wisconsin Transco or Midwest ISO in the supplemental filings it intends to make in Docket No. EC00-33-000.

FN8 Id.

FN9 Promoting Wholesale Competition Through Open Access Non- Discriminatory Transmission Services by Public Utilities and Recovery of Stranded Costs by Public Utilities and Transmitting Utilities, Order No. 888, 61 Fed. Reg. 21,540 (May 10, 1996), FERC Statutes and Regulations, Regulations Preambles January 1991-June 1996 P 31,036, at p. 31,635 (1996), order on reh'g, Order No. 888-A,
62 Fed. Reg. 12,274 (March 14, 1997), FERC Statutes and Regulations P 31,048, at
p. 30,490 (1997), order on reh'g, Order No. 888-B, 81 FERC P 61,248 (1997),


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order on reh'g, Order No. 888-C, 82 FERC P 61,046 (1998).

FN10 See Pacific Gas and Electric Co., 77 FERC P 61,077, at p. 61,325 (1996).

FN11 Regional Transmission Organizations, Order No. 2000, 65 Fed. Reg. 809 (January 6, 2000), FERC Statutes and Regulations P 31,089 (1999), order onreh'g, Order No. 2000-A, 90 FERC P 61,201 (2000).

FN12 See Midwest Independent System Operator, Initial Decision, 89 FERC P 63,008, at p. 65,047 (1999).

FN13 See IES Utilities, Inc., 81 FERC P 61,187, at p. 61,839 (1997). Federal Energy Regulatory Commission 90 FERC P 61,344, 2000 WL 337610 (F.E.R.C.)